

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3035

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
www.jardines.com

Group Secretariat

20th December 2001



02002691

02 JAN 25 AM 8:03

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 20th December 2001 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Encl

dw 1/31

[Cng/VK/shares-repurchase/jsh2k11220/p3]

Announcement Details

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Purchase of Own Securities
Released	09:56 20 Dec 2001
RNS Number	0118P

Full Announcement Text

RNS Number:0118P
Jardine Strategic Hldgs Ld
20 December 2001

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARE REPURCHASE

Please be advised of the following repurchase by JSH of its ordinary shares in the market:-

Date of repurchase:	20th December 2001
Total number of shares repurchased:	47,500 shares
Highest price paid per share:	US$2.61
Lowest price paid per share:	US$2.60

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Strategic Holdings Limited

20th December 2001

www.jardines.com

END
